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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Received

FEB 28 2018

WASH, D.C.

SEC FILE NUMBER
8-68570

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/17 (MM/DD/YY) AND ENDING 12/31/17 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: HighBank Securities LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1 South Street, Suite 1260

(No. and Street)

Baltimore	MD	21202
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Dennis O'Neill (443) 478-1978

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

DeMarco Sciaccotta Wilkens & Dunleavy, LLP

(Name – *if individual, state last, first, middle name*)

9645 Lincolnway Lane, #214A Frankfort IL 60423

(Address) (City) (State) (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

DM

OATH OR AFFIRMATION

I, Dennis W. O'Neill, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of HighBank Securities LLC, as of December 31, 2017, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None.

Signature

CCO

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

LINDSAY NOVOTNY
NOTARY PUBLIC
BALTIMORE COUNTY
MARYLAND
MY COMMISSION EXPIRES APRIL 3, 2020

DeMarco Sciaccotta Wilkens & Dunleavy
CERTIFIED PUBLIC ACCOUNTANTS AND BUSINESS ADVISORS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Member of
HighBank Securities, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of HighBank Securities, LLC, (the "Company") as of December 31, 2017, and the related notes (collectively referred to as the financial statements). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of HighBank Securities, LLC as of December 31, 2017 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

We have served as HighBank Securities, LLC's auditor since 2011.

DeMarco Sciaccotta Wilkens & Dunleavy LLP

Frankfort, Illinois
February 21, 2018

Phone:708.489.1680 Fax:847.750.0490 I **dscpagroup.com**
9645 W. Lincolnway Lane, Suite 214A I Frankfort, IL 60423
330 East Northwest Highway, 2nd Floor I Mount Prospect, IL 60056
3809 Belmont Boulevard I Sarasota, FL 34232

HIGHBANK SECURITIES LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2017

ASSETS

Cash and cash equivalents	$ 334,317
Other Assets - Prepaid Expenses	575
Total Assets	$ 334,892

LIABILITIES AND MEMBER'S CAPITAL

LIABILITIES	
Accounts payable and other liabilities	$ 1,143
Due to Related Parties	92,391
Total Liabilities	$ 93,534
MEMBER'S CAPITAL	$ 241,358
TOTAL LIABILITIES AND MEMBER'S CAPITAL	$ 334,892

The accompanying notes are an integral part of this financial statement

NOTE 1 – ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES

Organization - The Company was formed in the state of Maryland on April 1, 2010. The Company is registered with the Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority (FINRA). The Company was initially registered as a broker/dealer with FINRA on November 4, 2010. The Company's principal lines of business are investment banking services in connection with mergers and acquisitions and the private placement of securities and providing fairness and other transaction-based opinions of value.

Basis of Presentation – The financial statements have been prepared based upon generally accepted accounting principles in the United States of America ("GAAP").

Revenue from Activities - Revenue and related expense arising from the Company's activities are recognized when earned.

Concentrations of Credit Risk - The Company's cash is on deposit at one financial institution and balances at times may exceed the federally insured limit. The Company does not believe it is exposed to any significant credit risk to cash.

Cash Equivalents - For purposes of the Statement of Cash Flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than three months that are not held for sale in the ordinary course of business.

Estimates - The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

The Company is owned by HighBank Advisors LLC ("Advisors") and is affiliated, through common ownership and management, with HighBank Capital Partners LLC.

NOTE 2 - RELATED PARTY INFORMATION

The Company is party to a Management Services Agreement with Advisors, pursuant to which the Company and Advisors allocate certain expenses between the entities. In addition, Advisors is the prime tenant on the office space that the Company uses and Advisors subleases a portion of the office space to the Company.

Pursuant to the Management Services Agreement, Advisors has paid certain overhead and operating expenses on behalf of the Company and the Company has reimbursed Advisors for such expenses. Specifically, the Company is allocated a monthly proportion of certain expenses incurred by Advisors (the "Monthly Proportion"). The Monthly Proportion varies from month to month depending on the amount of relative revenue generated by Advisors and the Company, provided that the Company's obligation to Advisors under the Management Services Agreement will never be less than $1,000 per month. The total of such expenses for 2017 was $2,123,591, of which $92,391 is payable at December 31, 2017.

During 2017, the Company paid Advisors rent totaling $44,723, which is included in occupancy expense in the statement of income.

NOTE 3 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregated indebtedness to net capital, both as defined, shall not exceed 1500%. At December 31, 2017 the Company's net capital and required net capital were $240,783 and $6,236 respectively. The Company's ratio of aggregate indebtedness to net capital was 38.85%.

NOTE 4 - COMMITMENTS

Office Sublease - Minimum annual rentals for which the Company is responsible pursuant to the Management Services Agreement is $12,000 (or $1,000 per month). The Management Services Agreement provides that the monthly allocation of the rent expense to the Company is equal the greater of (i) $1,000 or (ii) the amount that would be determined by allocating the total rent amount in accordance with the Monthly Proportion described in Note 2 above.

NOTE 5 – INCOME TAXES

As a single member limited liability company, the Company is not recognized for federal and state tax purposes as a taxable entity. Therefore, income taxes are the responsibility of the individual member of the Company.

The Company accounts for any potential interest or penalties related to possible future liabilities for unrecognized income tax benefits as interest/other expense. The Company is not subject to examination by tax authorities for federal, state or local income taxes for periods before 2014.

NOTE 6 – MAJOR CUSTOMERS

There were three customers for the year ended December 31, 2017 that represented 39%, 26% and 11% of total revenue, respectively.